July 12, 2010
Mr. Geoffrey Kruczek
Senior Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rockwell Medical Technologies, Inc.
Annual Report on Form 10-K
Filed March 12, 2010
File No. 000-23661
Dear Mr. Kruczek:
          On behalf of Rockwell Medical Technologies, Inc., a Michigan corporation (the “Company”), I am responding to the Staff’s comment letter dated June 29, 2010 with respect to the Company’s Form 10-K for the year ended December 31, 2009. I have set forth below each question contained in the Staff’s comment letter, followed by our response thereto.
Item 11. Executive Compensation, page 27
1.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe in detail the process that you undertook to reach that conclusion.
We believe that risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the Company. Management of the Company reached this conclusion based upon the advice of counsel in connection with discussions as to whether each component of the Company’s compensation program could affect risk taking by employees. Management noted that the Company’s compensation program does not provide incentives that would affect risk taking by employees, as detailed below:
•	In addition to a fixed base salary, employees (including executive officers) may receive an annual bonus. With respect to executive officers of the Company, the decision to award a bonus and the amount of any such bonus to be awarded is based solely on the subjective judgment of the Compensation Committee. In its subjective decision-making, the Compensation Committee does not rely on specified objective performance metrics. Instead, in 2009, the Compensation Committee took into account progress towards a number of key objectives for the Company’s growth, such as clinical development of the Company’s lead drug candidate, improvement in the Company’s business operations and completion of an equity offering. These growth-based objectives are part of the Company’s previously-disclosed strategic plan. In addition, the bonus potential for each executive officer was capped at the beginning of the year by the Compensation Committee at 25% of base salary. With respect to certain non-executive employees, in 2009, bonuses did not exceed 10% of base salary and were awarded based on subjective evaluations by their immediate supervisors that were approved by senior management. This structure of a fixed base salary and a modest potential discretionary bonus that is not based on meeting any specific objective performance measures does not encourage risk taking by employees.

•	The only other components of the compensation program that could be characterized as incentive-based are option and restricted stock awards. However, these awards do not encourage excessive risk taking because they vest over time and are not contingent upon meeting any specific performance goals that might encourage risk taking.
     We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in all Company filings. We understand that neither the staff’s comments nor changes we make to our disclosure in response to staff comments foreclose the Commission from taking any action with respect to our filings and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to call me at (248) 960-9009 or Mark Metz, the Company’s outside counsel, at (313) 568-5434 with any questions or if we can be of any assistance in completing your review of these responses.
Very truly yours,
Thomas E. Klema
Chief Financial Officer

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